FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Gammon Gold Inc.
56 Temperance Street
Suite 501
Toronto, Ontario
M5H 3V5 CANADA

Item 2             Date of Material Change

February 22, 2011

Item 3             News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on February 22, 2011.

Item 4             Summary of Material Change

Gammon Gold provides update on labour negotiations at the El Cubo mine

Item 5             Full Description of Material Change

Gammon Gold Inc. (“Gammon”) wishes to provide an update on recent developments at the Company’s El Cubo mine located in Guanajuato State, Mexico. In response to reports issued by the Mexican media that have indicated an end to the 8–month labour disruption, the Company wishes to clarify the status of current negotiations with the El Cubo union. The Company confirms that advanced negotiations with the union are currently underway and while the Company is optimistic that a resolution to the work stoppage will be finalized in the near term, a definitive agreement with the union has not been reached. As this time, the union continues to restrict access to the mine facilities. However, as a sign of good faith, representatives from both the Company and the union will be inspecting the underground mine facilities today to determine the possible remediation requirements before mining activities could resume. The Company will provide further updates as warranted.

Item 6             Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9             Date of Report

February 22, 2011